 Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Akari Therapeutics, Plc.

London, United Kingdom

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated April 23, 2019, relating to the consolidated financial statements of Akari Therapeutics, Plc. which is incorporated by reference in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

New York, New York

March 25, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.